H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re:	China North East Petroleum Holdings, Limited Registration Statement on Form S-1 Filed April 25, 2008 File No. 333-150458

Dear Mr. Schwall:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China North East Petroleum Holdings, Limited (the “Company”) dated May 20, 2008.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Selling Stockholders, page 33

1.
Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by the selling stockholder. See Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

Please see the revised disclosure in the Amendment.

2.	Please provide a discussion of how the securities were acquired by the selling shareholder and disclose the exemption from registration upon which you relied.

Please see the revised disclosure in the Amendment.

3.
Please disclose if the selling stockholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that the selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If the selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If no, you must indicate that the selling stockholder is an underwriter.

Please see the revised disclosure in the Amendment.

4.
We note that you state that the selling stockholder is Lotusbox Investments Limited, yet on page 39 of your registration statement you state that the party who purchased the warrants and the debenture in your private placement in February was Harmony Capital Partners Pte Ltd. We note further that in the actual agreements filed with your 8-K filed March 3, 2008 it appears that the purchaser was in fact Lotusbox Investments Limited. Please revise or advise.

Please see the revised disclosure in the Amendment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to Adam M. Guttmann, Company counsel, at (415) 955-8900.

Sincerely, Wang Hong Jun

cc:	M. Duru J. Madison